                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)


                         WESTPORT RESOURCES CORPORATION
                    (FORMERLY KNOWN AS BELCO OIL & GAS CORP.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    961418100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              C/O HOWARD L. BOIGON
                             410 SEVENTEENTH STREET
                                   SUITE 2300
                             DENVER, COLORADO 80202
                                 (303) 573-5404
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:

                            Michael E. Dillard, P.C.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1700 Pacific Avenue, Suite 4100
                               Dallas, Texas 75201
                            Telephone (214) 969-2800

                                 August 21, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The total number of shares of common stock reported herein is 35,586,730, which constitutes 65.0% of the total number of shares outstanding as of August 21, 2001. Ownership percentages set forth herein assume that at August 21, 2001, the effective time of the Merger (as defined herein), there were 52,058,747 shares of New Westport Common Stock (as defined herein) outstanding, 2,930,000 shares of 6 1/2% Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), outstanding and convertible into 1,364,779 shares of New Westport Common Stock, at a conversion rate of 0.465795 of a share of New Westport Common stock per share of Preferred Stock, and options to purchase 1,361,637 shares of New Westport Common Stock exercisable within 60 days of August 21, 2001.

                         (Continued on following pages)

-------------------                                            -----------------
CUSIP No. 961418100                    13D                     Page 2 of 3 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Westport Energy LLC
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS

               See Item 3
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                                         7     SOLE VOTING POWER
                                               14,238,001
              NUMBER OF                -----------------------------------------
               SHARES                    8     SHARED VOTING POWER
            BENEFICIALLY                       21,348,729(1)
              OWNED BY                 -----------------------------------------
                EACH                     9     SOLE DISPOSITIVE POWER
              REPORTING                        14,238,001
             PERSON WITH               -----------------------------------------
                                         10    SHARED DISPOSITIVE POWER
                                               0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               35,586,730(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                        [ ]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               65.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
               OO
--------------------------------------------------------------------------------

----------

(1) Includes 21,348,729 shares of Issuer common stock of which Westport Energy LLC ("WELLC") may be deemed to be the beneficial owner pursuant to the Second Amended and Restated Shareholders Agreement, dated as of July 20, 2001 between Westport Resources Corporation, Belco Oil & Gas Corp., ERI Investments, Inc. ("ERI"), WELLC and certain stockholders of the Issuer (the "Belfer Group") named therein (the "Shareholders Agreement"). See Items 4 and 6 for a full explanation of the Shareholders Agreement. WELLC disclaims beneficial ownership of 21,348,729 shares of Issuer common stock that are subject to the Shareholders Agreement.

-------------------                                            -----------------
CUSIP No. 961418100                    13D                     Page 3 of 3 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Westport Investments Limited
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS

               See Item 3
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Bahamas
--------------------------------------------------------------------------------
                                         7     SOLE VOTING POWER
                                               14,238,001(2)
              NUMBER OF                -----------------------------------------
               SHARES                    8     SHARED VOTING POWER
            BENEFICIALLY                       21,348,729(3)
              OWNED BY                 -----------------------------------------
                EACH                     9     SOLE DISPOSITIVE POWER
              REPORTING                        14,238,001(2)
             PERSON WITH               -----------------------------------------
                                         10    SHARED DISPOSITIVE POWER
                                               0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               35,586,730(3)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                        [ ]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               65.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON
               CO
--------------------------------------------------------------------------------

----------
(2) Includes 14,238,001 shares of Issuer common stock held by WELLC subject to the Shareholders Agreement, beneficial ownership of which shares may be attributable to Westport Investments Limited, its managing member.

(3) Includes 21,348,729 shares of Issuer common stick held by ERI and the Belfer Group subject to the Shareholders Agreement. See Items 4 and 6 for a full explanation of the Shareholders Agreement. Westport Investments Limited disclaims beneficial ownership of 21,348,729 shares of Issuer common stock subject to the Shareholders Agreement.

                                  SCHEDULE 13D

ITEM 1.        SECURITY AND ISSUER

         This statement on Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock") of Westport Resources Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 410 Seventeenth Street, Suite 2300, Denver, Colorado 80202.

ITEM 2.        IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Westport Energy LLC, a Delaware limited liability company ("WELLC") and Westport Investments Limited, a Bahamas corporation, its managing member (together with WELLC, "WELLC Entities"). WELLC's principal business is to serve as a holding company for Westport Investments Limited's investment in the Issuer. The address of WELLC's principal office is 21 Glen Oaks Avenue, Summit, New Jersey 07901. All of the interests of Westport Energy LLC are held by Westport Investments Limited, a Bahamas corporation. The principal business of Westport Investments Limited is to make investments in the United States. The address of its principal office is: One Millars Court, P.O. Box N-7117, Nassau, Bahamas. All voting decisions with respect to the shares of the Issuer held by WELLC are made by the board of directors of Westport Investments Limited. No member of the board of directors of Westport Investments Limited holds any position with the Issuer. The board of directors of Westport Investments Limited consists of Dr. Richard J. Haas, Robert A. Haas, Eugen von Liechtenstein and Graham Garner, each of whom disclaims beneficial ownership of the shares of the Issuer held by WELLC. The address of Dr. Haas and each of Messrs. Haas, von Liechtenstein and Garner is c/o Westport Resources Corporation, 410 Seventeenth Street, Suite 2300, Denver, Colorado 80202.

         Neither WELLC, Westport Investments Limited nor any of their respective directors, executive officers, members or managers, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of Common Stock to which this statement on Schedule 13D relates were acquired by means other than purchase. The method of acquisition is described in Item 4 below.

ITEM 4.        PURPOSE OF THE TRANSACTION

         On August 21, 2001, the stockholders of Belco Oil & Gas Corp., a Nevada corporation ("Belco"), and the stockholders of Westport Resources Corporation, a Delaware corporation

("Westport"), approved and adopted the Agreement and Plan of Merger dated as of June 8, 2001 (the "Merger Agreement"), by and between Belco and Westport, providing for the merger of Westport with and into Belco (the "Merger"). In connection with the Merger, Belco changed its name to Westport Resources Corporation ("New Westport" or the "Issuer"). As of August 21, 2001, the effective time of the Merger, Belco's common stock, par value $0.01 per share ("Belco Common Stock") was no longer outstanding and was automatically cancelled and retired, and certificates evidencing shares of Belco Common Stock only represented the right to receive, without interest, shares of New Westport's common stock, par value $0.01 per share ("New Westport Common Stock"). In the Merger, Belco common stockholders received 0.4125 of a share of New Westport Common Stock for each share of Belco Common Stock they owned. The outstanding shares of Belco 6 1/2% Convertible Preferred Stock, par value $0.01 per share, remained outstanding and the existing ratio was adjusted so that holders would receive 0.465795 of a share of New Westport Common Stock for each share of Belco 6 1/2% Convertible Preferred Stock upon conversion. In addition, as of the effective time of the Merger, Westport's common stock, par value $0.01 per share ("Westport Common Stock") was no longer outstanding and was automatically cancelled and retired, and certificates evidencing shares of Westport Common Stock only represented the right to receive, without interest, shares of New Westport Common Stock. Westport stockholders received one share of New Westport Common Stock for each share of Westport Common Stock they owned.

         Immediately prior to the Merger, Westport's stockholders approved the amendment to the Westport Resources Corporation 2000 Stock Incentive Plan ("Westport Stock Plan") to increase the number of shares of Westport Common Stock reserved for issuance under the Westport Stock Plan from 4,110,813 shares to 6,232,484 shares. Pursuant to the Merger Agreement, at the effective time of the Merger, the Westport Stock Plan was assumed and adopted by New Westport and each outstanding employee or director stock option of Westport granted under the Westport Stock Plan was assumed by New Westport and became an option to purchase an equivalent number of shares of New Westport Common Stock.

         In connection with the Merger, Belco's articles of incorporation and bylaws were amended to, among other things, change its name to "Westport Resources Corporation," decrease the number of authorized shares of the Issuer's common stock, create a classified board of directors, provide for indemnification of certain persons, including directors and officers of Belco and, after the Merger, New Westport, and elect not to be governed by the Nevada Revised Statutes "Combination" provisions.

         As a condition to the consummation of the Merger, each of the directors and officers of Belco resigned or was removed. Pursuant to the Merger Agreement, New Westport amended articles of incorporation, New Westport amended bylaws and the Shareholders Agreement (defined below), 11 directors were elected to serve on the New Westport board of directors. The directors were divided into three classes as follows:

             Class I:                 Class II:                   Class III:
         Laurence D. Belfer         Alex M. Cranberg          Robert A. Belfer
         James M. Funk              David L. Porges           Murry S. Gerber
         Peter R. Hearl             Donald D. Wolf            Michael Russell
         William F. Wallace                                   Randy Stein

         Since the effective time of the Merger, New Westport is managed by the former executive management team of Westport. Grant W. Henderson, former President and Chief Operating Officer of Belco, also joined the New Westport management team as Executive Vice President and General Manager of the Southern Division based in Dallas. Donald D. Wolf is the Chairman and Chief Executive Officer and Barth E. Whitham is President and Chief Operating Officer of New Westport.

         In connection with the Merger, certain stockholders of Westport and Belco entered into the Second Amended and Restated Stockholders Agreement, dated as of July 20, 2001 (the "Shareholders Agreement") attached hereto as Exhibit 10.2, among Westport, Belco, ERI Investments, Inc., a Delaware corporation ("ERI"), WELLC, and certain stockholders of Belco specified in the Shareholders Agreement (the "Belfer Group"), pursuant to which, among other things, WELLC, ERI and the Belfer Group agreed to vote shares of the Issuer owned and controlled by them in a manner prescribed in the Shareholders Agreement to determine the composition of the board of directors of the Issuer. The Shareholders Agreement requires supermajority approval of the New Westport board of directors for actions of New Westport and its subsidiaries involving (i) issuance of additional shares of New Westport Common Stock (with some exceptions), (ii) incurrence of certain level of debt, and (iii) certain sale transactions. The Shareholders Agreement also contains provisions imposing restrictions, subject to certain conditions, on the right of each of ERI, WELLC and the Belfer Group to (i) acquire beneficial ownership of any additional securities or debt instruments of New Westport and its subsidiaries, or (ii) form a group (as such term is defined in Regulation 13D promulgated under the Securities Exchange Act of 1934, as amended) for such purpose, without the consent of the other parties to the Shareholders Agreement. In addition, pursuant to the Shareholders Agreement, WELLC, ERI and the Belfer Group were granted certain registration rights. Each of WELLC, ERI and the Belfer Group received unlimited piggyback registration rights. ERI and WELLC were granted three demand registration rights and the Belfer Group was granted two demand registration rights. In connection with registration rights received under the Shareholders Agreement, each of WELLC, ERI and the Belfer Group agreed to enter into holdback agreements if requested by the underwriters in underwritten offerings. The Shareholders Agreement became effective at the effective time of the Merger.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

         a) The aggregate number of shares of New Westport Common Stock of which each of WELLC and Westport Investments Limited may be deemed to be the beneficial owner is 35,586,730 shares. Such 35,586,730 shares represent 65.0% of the shares of New Westport Common Stock deemed to be outstanding as of August 21, 2001.

                  WELLC directly owns 14,238,001 shares of New Westport Common Stock, which were received in the Merger in exchange for 14,238,001 shares of Westport Common Stock, and which are subject to the Shareholders Agreement. Westport Investments Limited does not directly own any shares of New Westport Common Stock. However, it may be deemed to have indirect ownership of 14,238,001 shares of New Westport Common Stock which were received in the Merger by WELLC in exchange for 14,238,001 shares of Westport Common Stock.

                  Pursuant to the Shareholders Agreement, each of WELLC and Westport Investments Limited may be deemed to have beneficial ownership of 21,348,729 shares of New Westport Common Stock subject to the Shareholders Agreement, of which 7,437,577 shares are directly owned by the Belfer Group and 13,911,152 shares are directly owned by ERI. Each of WELLC and Westport Investments Limited disclaims beneficial ownership of such 21,348,729 shares of New Westport Common Stock.

                  As of the effective time of the Merger, each New Westport stockholder (excluding WELLC) who is a party to the Shareholders Agreement directly owned the following number of shares of New Westport Common Stock:

                  Belfer Group:
                  ------------
                  Robert A. Belfer(1)                                         2,407,093
                  Renee E. Belfer(1)                                          1,157,310
                  Laurence D. Belfer(1)                                         868,085
                  Jack Saltz(1)                                                   6,187
                  Saltz Investment Group, LLC(2)                                776,829
                  Jack & Anita Saltz Foundation(2)                               62,040
                  The Robert A. And Renee E. Belfer Family Foundation(3)        294,318
                  Belfer Corp.(3)                                               348,674
                  Belwest Petroleum, Inc.(3)                                        136
                  A&B Investors, Inc.(3)                                              0
                  Renee Holdings Partnership, L.P.(3)                           492,283
                  Trust for the benefit of Elizabeth Kones Belfer (T-6)(3)      207,671
                  Trust for the benefit of Elizabeth Kones Belfer (T-7)(4)      207,671
                  The Laurence D. Belfer Family Foundation(5)                     5,077
                  LDB Corp.(5)                                                  112,552
                  Robert A. Belfer 1990 Family Trust(5)                         230,040
                  Vantz Limited Partnership(5)                                  261,611

                  ERI Investments, Inc.(6)                                   13,911,152

                  Address:
                  -------

                  (1) 767 Fifth Avenue, 46th Floor, New York, New York  10153.
                  (2) c/o Jack Saltz, 767 Fifth Floor Avenue, 46th Floor,
                      New York, New York  10153.
                  (3) c/o Robert A. Belfer, 767 Fifth Avenue, 46th Floor,
                      New York, New  York  10153.
                  (4) c/o Renee E. Belfer, 767 Fifth Avenue, 46th Floor,
                      New York, New York  10153.
                  (5) c/o Laurence D. Belfer, 767 Fifth Avenue, 46th Floor, New York,
                      New York  10153.
                  (6) 801 West Street 2nd Floor, Wilmington, Delaware  19804.

                  Pursuant to the Shareholders Agreement, the aggregate number of shares of New Westport Common Stock of which each of ERI and the members of the Belfer Group may be deemed to be the beneficial owner is 35,586,730. Such shares include 13,911,152 shares of New Westport Common Stock directly held by ERI, 7,437,577 shares of New Westport Common Stock directly held by members of the Belfer Group, and 14,238,001 shares of New Westport Common Stock directly held by WELLC, all of which are subject to the Shareholders Agreement.

                  (b) Each of WELLC and Westport Investments Limited may be deemed to have the sole power to vote and dispose of 14,238,001 shares of New Westport Common Stock. Pursuant to the Shareholders Agreement, each of WELLC and Westport Investments Limited may be deemed to have shared voting power over shares of New Westport Common Stock (listed in Item 5(a)) directly held by ERI and members of the Belfer Group. The address of each of WELLC and Westport Investments Limited is listed in Item 2.

                  Each member of the Belfer Group may be deemed to have sole voting and sole dispositive powers over shares of New Westport Common Stock set forth opposite each such member's name in Item 5(a). Pursuant to the Shareholders Agreement, each member of the Belfer Group may be deemed to have shared voting power over (i) 14,238,001 shares of New Westport Common Stock directly held by WELLC, and (ii) 13,911,152 shares of New Westport Common Stock directly held by ERI.

                  ERI may be deemed to have sole voting and sole dispositive powers over 13,911,152 shares of New Westport Common Stock directly held by ERI. Pursuant to the Shareholders Agreement, ERI may be deemed to have shared voting power over (i) 14,238,001 shares of New Westport Common Stock directly held by WELLC and (ii) 7,437,577 shares of New Westport Common Stock directly held by members of the Belfer Group (more fully described in Item 5(a)).

                  To the best knowledge of each reporting person herein, none of the stockholders of New Westport who are parties to the Shareholders Agreement, have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  To the best knowledge of each reporting person herein, each individual member of the Belfer Group is a United States citizen. Messrs. Robert
A. Belfer and Laurence A. Belfer are directors of New Westport. Mr. Jack Saltz is a former director of Belco. Ms. Renee E. Belfer is the spouse of Mr. Robert
A. Belfer and mother of Laurence D. Belfer.

             Place of Organization of Parties to the Shareholders Agreement:
             ---------------------------------------------------------------
             Saltz Investment Group, LLC                                        Delaware
             Jack & Anita Saltz Foundation                                      New York
             The Robert A. and Renee E. Belfer Family Foundation                New York
             Belfer Corp.                                                       Delaware
             Belwest Petroleum, Inc.                                            New York
             A&B Investors, Inc.                                                New York
             Renee Holdings Partnership, L.P.                                   New York
             Trust for the benefit of Elizabeth Kones Belfer (T-6)              New York
             Trust for the benefit of Elizabeth Kones Belfer (T-7)              New York
             The Laurence D. Belfer Family Foundation                           New York
             LDB Corp.                                                          Delaware
             Robert A. Belfer 1990 Family Trust                                 New York
             Vantz Limited Partnership                                          New York
             ERI Investments, Inc.                                              Delaware

                  (c) Other than as contemplated by the Merger Agreement and the Shareholders Agreement, none of the WELLC Entities, including any officer or director thereof, or, to the best knowledge of each WELLC Entity, any stockholder of New Westport who is a party to the Shareholders Agreement, has effected any transactions in New Westport Common Stock during the past 60 days.

                  (d) Not applicable.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         The WELLC Entities have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any other person with respect to any securities of the Issuer other than those described in Item 4 hereof or below:

                  (a) Agreement and Plan of Merger, dated as of June 8, 2001 by and between Westport Resources Corporation and Belco Oil & Gas Corp. (incorporated by reference from Annex A to Joint Proxy Statement/Prospectus filed with the SEC on August 1, 2001).

                  (b) Second Amended and Restated Shareholders Agreement, dated as of July 20, 2991, among Westport Resources Corporation, Belco Oil & Gas Corp., ERI Investments, Inc., Westport Energy LLC and certain stockholders named therein (filed herewith).

                  (c) Joint Filing Agreement, dated as of August 31, 2001 (filed herewith).

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

               Exhibit No.           Description
               -----------           -----------
               10.1         Agreement and Plan of Merger, dated as of June 8, 2001 by
                            and between Westport Resources Corporation and Belco Oil &
                            Gas Corp.

                            (incorporated by reference from Annex A to Joint Statement/
                            Prospectus filed with the SEC on August 1, 2001).

               10.2*        Second Amended and Restated Shareholders Agreement, dated
                            as of July 20, 2001, among Westport Resources Corporation,
                            Belco Oil & Gas Corp., ERI Investments, Inc., Westport
                            Energy LLC and certain stockholders named therein.

               99.1*        Joint Filing Agreement dated as of August 31, 2001.

         *Filed herewith.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 2001
                                             Westport Energy LLC

                                             By: Westport Investments Limited, a
                                                 Bahamas Corporation, its
                                                 Managing Member

                                                 By: /s/ ROBERT A. HAAS
                                                    ----------------------------
                                                 Name: Robert A. Haas
                                                      --------------------------
                                                 Title: Director
                                                       -------------------------



                                             Westport Investments Limited

                                             By: /s/ ROBERT A. HAAS
                                                --------------------------------
                                             Name: Robert A. Haas
                                                  ------------------------------
                                             Title: Director
                                                   -----------------------------

    EXHIBIT
    NUMBER       DESCRIPTION
    -------      -----------
    10.1         Agreement and Plan of Merger, dated as of June 8, 2001 by
                 and between Westport Resources Corporation and Belco Oil &
                 Gas Corp. (incorporated by reference from Annex A to
                 Joint Statement/Prospectus filed with the SEC on August 1, 2001).

    10.2* Second Amended and Restated Shareholders Agreement, dated as of July 20, 2001, among Westport Resources Corporation,
                 Belco Oil & Gas Corp., ERI Investments, Inc., Westport
                 Energy LLC and certain stockholders named therein.

    99.1*        Joint Filing Agreement dated as of August 31, 2001.

    *Filed herewith.